EXHIBIT 99.1

Arkansas Governor, Local and Community Leaders Congratulate Standard Lithium, Equinor for U.S. Department of Energy Provisional Grant up to US$225 million

DOE conditional grant for the South West Arkansas project is one of the largest ever received by a U.S. critical minerals project

LEWISVILLE, Ark., Sept. 23, 2024 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium”) (TSXV:SLI) (NYSE American:SLI), a leading near-commercial lithium development company and Equinor, a global energy leader, is pleased to share that its jointly-owned U.S. subsidiary, SWA Lithium LLC has been selected for up to US$225 million award negotiation from the U.S. Department of Energy (“DOE”). The conditional award, overseen by the DOE’s Office of Manufacturing and Energy Supply Chains, is one of the largest ever awarded to a U.S. critical minerals project and part of the second wave of funding under the Infrastructure Investment and Jobs Act. This DOE funding is aimed at expanding domestic manufacturing of all segments of the battery supply chain and increasing production of critical minerals in the U.S.

“Arkansas is proud of its all-of-the-above energy strategy, with a rich production history of oil, natural gas, bromine, and now, lithium,” said Arkansas Governor Sarah Sanders. “Lithium has the potential to supercharge South Arkansas’ economy - and this announcement from Standard Lithium moves us closer to that goal.”

“Congratulations to SLI and its partners, and what an exciting investment in Arkansas,” said Arkansas Secretary of Energy and Environment, Shane Khoury. “This award helps ensure that Arkansas stays on track to become a world leader in lithium production and promotes lithium extraction in a proven and cleaner manner.”

“The announcement by Standard Lithium today is exciting news for south Arkansas,” said Arkansas State Senator Matt Stone. “The $225 million grant from the Department of Energy will firmly establish Arkansas as an energy leader and pave the way for hundreds of jobs for our State.”

“Standard Lithium’s Department of Energy grant marks a pivotal investment in South Arkansas, empowering local communities while strengthening our nation's future,” said Arkansas State Senator Ben Gilmore. “This initiative not only fosters economic growth but also plays a crucial role in breaking our dependence on China and securing a resilient supply chain for lithium and beyond.”

“Congratulations to the SLI/Equinor team,” said Arkansas Secretary of Commerce Hugh McDonald. “Arkansas is excited to see the validation of the lithium industry growth opportunities that will benefit thousands of Arkansans. This award and others solidify Arkansas’ significant role in securing North America’s lithium supply chain.”

“South Arkansas College is excited about this news for our long-term partner Standard Lithium, and we will continue to support them in any way possible in the future,” said President of SouthArk College, Dr. Stephanie Tully-Dartez.

“This is great news for the people of South Arkansas and a significant investment in our future and in our nation’s future by helping to break dependence on foreign sources and supply chain for critical minerals,” said Former Arkansas House Speaker Matthew Shepherd. “Not only will this investment directly create hundreds of jobs, it will indirectly create numerous opportunities for improved healthcare, childcare, and workforce development and have a lasting positive impact on South Arkansas and beyond.”

“UA -Pulaski Tech is proud to be an educational partner on the workforce training component of this enormous investment in domestic production, securing of supply chains and jobs in Arkansas,” said Dr. Summer Deprow, Chancellor of the University of Arkansas - Pulaski Technical College.

“Congratulations Standard Lithium on receiving this outstanding award,” said Lafayette County Judge, Valarie Clark. “Lafayette County is grateful for the opportunity to support this great company in their future endeavors.”

“I am very proud of Standard Lithium and their persistence in receiving the funding that has been procured by their organization,” said Columbia County Judge, Doug Fields. “I know personally the challenge there is to obtain funding for a project! I'm proud to give my full support to Standard Lithium, and their endeavors to provide new jobs, new infrastructure, and to see them support the community in much-needed ways, not to mention the boost to our economy! Congratulations to Standard Lithium!”

About the South West Arkansas Project

The South West Arkansas Project (“SWA” or the “Project”) is located in Lafayette and Columbia Counties, Arkansas, and is being developed in partnership with Equinor, which holds a 45% non-operating interest in the Project. SWA’s Indicated and Inferred Mineral Resource of 1.4 Mt and 0.4 Mt lithium carbonate equivalent, with an average lithium concentration of 437 mg/L, has some of the highest reported lithium brine concentrations in North America. The design engineers working on behalf of the Company are developing Front-end Engineering Design (“FEED”) and a Definitive Feasibility Study (“DFS”) that contemplates total production of up to 45,000 tonnes per annum of lithium carbonate, to be developed in two phases of 22,500 tonnes per annum each.

SWA’s direct lithium extraction and lithium carbonate facilities are planned to be located on a 118-acre property in rural Lafayette County, approximately 7 miles south of Lewisville, Arkansas. The Project is expected to create up to 300 construction jobs and 100 direct jobs and dedicate millions of dollars to community impact efforts that will benefit the local area through infrastructure improvements, community health initiatives, educational partnerships, and workforce development programs.

The Company completed a Preliminary Feasibility Study for the project in 2023, and a DFS and FEED are currently underway.

Qualified Person

Steve Ross, P.Geol., a qualified person as defined by National Instrument 43-101, and Vice President Resource Development for the Company, has reviewed and approved the relevant scientific and technical information in this news release.

About Standard Lithium

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by the highest quality resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor ASA, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas. Additionally, the Company is advancing the Phase 1A project in partnership with LANXESS Corporation, a brownfield development project located in southern Arkansas. Standard Lithium also holds an interest in certain mineral leases in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI”. Please visit the Company’s website at https://www.standardlithium.com.

About Equinor

Equinor is an international energy company committed to long-term value creation in a low-carbon future. Equinor’s portfolio of projects encompasses oil and gas, renewables and low-carbon solutions, with an ambition of becoming a net-zero energy company by 2050. Headquartered in Norway, Equinor is the leading operator on the Norwegian continental shelf and is present in around 30 countries worldwide. Our partnership with Standard Lithium to mature DLE projects builds on our broad US energy portfolio of oil and gas, offshore wind, low carbon solutions and battery storage projects.

For more information on Equinor in the US, please visit: Equinor in the US - Equinor

Media Contacts:

Allysa Iverson
Standard Lithium Ltd.
a.iverson@standardlithium.com

Ola Morten Aanestad
Equinor
oaan@equinor.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.